Contact:
                                             Patriot National Bank
                                             900 Bedford Street
                                             Stamford, CT 06901
                                             Charles F. Howell, President & CEO
                                             Robert F. O'Connell
                                             SEVP & CFO
                                             (203) 324-7500


For immediate release



PATRIOT NATIONAL BANCORP, INC. REPORTS HIGHER EARNINGS.

     STAMFORD, CT JULY 17, 2003. Patriot National Bancorp, Inc. (parent company of Patriot National Bank) reported net income for the quarter ended June 30, 2003 of $349,000 ($0.14 diluted income per share), a 21% increase over the same period last year, when net income was $288,000 ($0.12 diluted income per share). Total assets ended the quarter at $302.1 million, an increase of 36% from June 30, 2002, when assets were $221.8 million. Total loans increased 33% from June 30, 2002 to end the current quarter at $183.6 million. Total deposits at June 30, 2003 were $248.3 million, an increase of 29% from June 30, 2002.

     Pre-tax income of $576,000 in the current quarter includes gains on the sale of investment securities of $183,000. For the quarter ended June 30, 2002 pre-tax income of $451,000 included $249,000 from the gain on the sale of loans.

     Mr. Charles F. Howell, President and Chief Executive Officer of Patriot National Bank, attributed the growth in deposits to the continued expansion of local markets with the opening of two new branches in the second quarter. One branch is located on Westport Avenue in Norwalk and the other is located on High Ridge Road in Stamford. The growth in the loan portfolio is due to the strength of the local construction and commercial real estate markets.

     Although spreads have tightened in the current low interest rate environment, Mr. Howell stated that the growth in the balance sheet resulted in a 21% increase in the net interest income for the quarter ended June 30, 2003 compared to the same period last year. The continued high volume of residential loans originated and sold in the secondary market resulted in a 43% increase in mortgage brokerage referral fees.

     Patriot National Bank is headquartered in Stamford, CT and has full service branches in Stamford, Greenwich, Old Greenwich and Norwalk.